(Check One): ☐ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 000-21738

For the Period Ended: June 30, 2004
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Global ePoint, Inc.

Full name of registrant:

N/A

Former name if applicable:

339 South Cheryl Lane

Address of principal executive office (street and number):

City of Industry, California 91789

City, State and Zip Code:

PART II — RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

Global ePoint, Inc. acquired the assets of two entities in the month of April 2004. Integration of the acquisitions into the consolidated financial statements has led to a delay in the ability of Global ePoint to file within the prescribed time period.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Toresa Lou (Name)	(909) (Area Code)	869-1688 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s): Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE REGISTRANT ANTICIPATES THAT NET REVENUES FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004 WILL BE APPROXIMATELY $5.6 MILLION AND $10.4 MILLION AS COMPARED TO NET REVENUES OF APPROXIMATELY $2.2 MILLION AND $4.6 MILLION FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003, RESPECTIVELY. THE REGISTRANT ALSO ANTICIPATES THAT IT WILL RECORD A NET LOSS OF APPROXIMATELY $1.46 MILLION AND $1.82 MILLION FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004 AS COMPARED TO A NET LOSS OF APPROXIMATELY $471 THOUSAND AND $544 THOUSAND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003, RESPECTIVELY.

SIGNATURES

GLOBAL EPOINT, INC.

(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 17, 2004	By:	/s/ Toresa Lou
Toresa Lou
		Its:	Chief Executive Officer